[Firm Letterhead]

VIA HAND DELIVERY AND EDGAR

Ms. Mara L. Ransom

Assistant Director

Office of Consumer Products

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Energy Transfer Corp LP
Amendment No. 1 to Registration Statement on Form S-4
Filed January 12, 2016
File No. 333-208187

Dear Ms. Ransom:

On behalf of Energy Transfer Corp LP (“ETC” or the “Partnership”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Partnership’s Amendment No. 1 to the registration statement on Form S-4 filed with the Commission on January 12, 2016 (the “Registration Statement”) contained in your letter dated February 1, 2016 (the “Comment Letter”), we submit this letter containing the Partnership’s responses to the Comment Letter. In connection with this letter, the Partnership is filing an amendment to the Registration Statement (“Amendment No. 2”) on the date hereof. We are separately furnishing to the Staff six courtesy copies of Amendment No. 2 marked to show the changes made to the Registration Statement.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text in bold of the comments from the Comment Letter followed by our responses. Page numbers referenced in the responses refer to page numbers in Amendment No. 2.

Prospectus Cover Page

Explanatory Note

1.	We note your statement that if the ETC common shares VWAP is less than the ETE common units VWAP for the measurement period, then “ETE will issue a number of ETE Class E units to ETC equal to the number of ETC common shares” that are issued to CCR holders. To ensure accuracy and consistency throughout the filing, please reconcile this statement with your disclosure under “Scenario 1” and “Scenario 2” on pages 189 and 190.

Response: In response to the Staff’s comment, the Registration Statement has been revised to conform the descriptions of ETE’s issuance of ETE Class E Units in the event that the ETE common shares VWAP is less than the ETE common units VWAP. Please see pages xi, 194 and 195 of Amendment No. 2.

Prospectus Summary

Organizational Structure of ETC Following the Merger Transaction, page 19

2.	Please revise to clarify that Mr. Warren, the Existing GP Owner, is the sole member of KLW LLC.

Response: In response to the Staff’s comment, the diagrams depicting the organizational structure of ETC in the Registration Statement have been revised to clarify that Mr. Warren, the Existing GP Owner, is the sole member of KLW LLC. Please see pages 19 and 20 of Amendment No. 2.

Risk Factors

Risks Related to the Businesses of ETE and the ETE entities, page 46

3.	Please tell us what consideration you have given to including risk factor disclosure, addressing the risks, if any, related to ETE’s limited significant assets and holding company structure. For example, we note the risk factors on pages 33 and 39 of ETE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

Response: In response to the Staff’s comment, the Registration Statement has been revised to include a risk factor specifically addressing the risks related to the Partnership’s limited significant assets and holding company structure. Please see page 72 of Amendment No. 2.

With respect to the risk factor noted in the comment above on page 39 of Energy Transfer Equity, L.P.’s (“ETE”) Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and pages 34 and 35 of ETE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, the Partnership respectfully advises the Staff that the risk factor on pages 36 and 37 of Amendment No. 2 related to the dependence of ETC’s cash flow upon the ability of the ETE Entities to make cash distributions to ETE and, in turn, the ability of ETE to make distributions to ETC, and such risk factor addresses substantially the same risks as addressed in the risk factor included in ETE’s Form 10-K.

The Merger

Background to the Merger, page 81

4.	Please refer to comment 6. Please further revise your disclosure to address why the identified alternatives were not pursued, or tell us where you have included such disclosure.

Response: In response to the Staff’s comment, the Registration Statement has been revised to address why the identified alternatives were not pursued. Please see pages 112 and 113 of Amendment No. 2.

CCR Agreement, page 189

5.	Please tell us what consideration you have given to providing examples of the calculations related to the CCR agreement, such as a calculation showing the number of Class E units to be canceled if the ETC common shares VWAP is equal to or greater than the ETE common units VWAP for the measurement period.

Response: In response to the Staff’s comment, the Registration Statement has been revised to include illustrative examples of calculations relating to the CCR agreement. See pages 196 and 197 of Amendment No. 2.

6.	We note your response to prior comment 20 that there are no agreements in place regarding the registration of the ETC common shares that ETE may elect to issue in settlement of the CCRs. Please tell us what consideration you have given to including risk factor disclosure addressing the risks, if any, associated with the lack of a registration agreement.

Response: The Partnership has considered the Staff’s comment and the risks relating to the lack of a registration statement for the ETC common shares and in response has revised the Registration Statement to provide that ETC currently intends to register any ETC common shares issued in settlement of the CCRs. See page 195 of Amendment No. 2.

Comparison of Rights of ETC Shareholders and WMB Stockholders, page 208

7.	We note your response to comment 21, however it appears that Question 201.02 of the Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A context) applies to the current transaction, in large part given that the new entity, ETC, as opposed to ETE, will be issuing securities directly to WMB shareholders and indirectly to ETE limited partners through an issuance to ETE. Therefore, if any material provision of the ETC limited partnership agreement represents a change from the ETE limited partnership agreement that would require (whether pursuant to state law, the NYSE rules, the ETE limited partnership agreement or otherwise) the approval of the ETE limited partners if proposed to be made directly to the ETE limited partnership agreement, then unbundling would be required.

Please provide us with your further analysis in this regard. Please address in your response the material changes between the agreements, including, but not limited to, the changes to Sections 3.4, 5.6, Article VI (as deleted from the ETE agreement), Article XI, Section 12.2(iii), Section 13.2, Section 13.3(f) and Section 16.9 of the agreements.

Response: As discussed in previous telephone conversations with the Staff, the Partnership understands the Staff will not further pursue this comment 7 on the basis of ETE making the following representation: ETE represents and warrants to the Staff that no aspect of the proposed transaction with WMB, including (1) the formation of the Partnership by ETE, (2) the issuance of ETE Class E units to the Partnership, or (3) the issuance of ETC common shares to ETE, requires the approval of the limited partners of ETE under the laws of any state or other jurisdiction, the rules and regulations of the New York Stock Exchange or pursuant to the organizational documents of ETE.

Compensation Discussion and Analysis, page 317

8.	Please provide updated Executive Compensation information for the most recent fiscal year end in response to Item 402 of Regulation S-K, required by Item 18(a)(7)(ii) of Form S-4.

Response: In response to the Staff’s comment, the Registration Statement has been revised to update the Executive Compensation information for the most recent fiscal year. Please see pages 313 through 336 of Amendment No. 2.

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In the event that the Partnership requests acceleration of the effective date of the Registration Statement, as amended, the Partnership acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 403-1107 or by email at AZPreiss@wlrk.com.

Sincerely,

/s/ Alison Z. Preiss
Alison Z. Preiss

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